FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                27 February 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc
                Results for the Full Year ended 31 December 2003

(London - 27 February 2004) International Power today announces its preliminary results for the year ended 31 December 2003 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power said: "I am pleased to report that earnings before exceptional items are in line with our guidance for 2003. Earnings were underpinned by good financial performance in all of our regions with the exception of the US."

"The trading environment in our US markets is challenging as forward prices remain at uneconomic levels. As a result, we have written down the book value of our US assets and have initiated a comprehensive review of the US business. Active steps are being taken to preserve shareholder value", Sir Neville added.

Financial Highlights:

-    Earnings per share (before exceptionals) of 10.2p, in line with guidance

- Profit before interest and tax (before exceptionals), of GBP285 million (2002: GBP388 million)

-    Operating cash flow of GBP285 million (2002: GBP391million)

- Book value of US merchant plants written down by GBP404 million to GBP600 million

- Loss for the year after exceptionals of GBP219 million (2002: Profit GBP113 million)

-    Balance sheet strength maintained - Gearing 44%; Debt capitalisation 31%

-    Interest cover (before exceptionals) of 2.6x (2002: 2.9x)

- US$252 million convertible bond issued; US$450 million three-year Revolver signed

For an analysis and explanation of exceptionals please see Note 3 to this statement. All subsequent references to 2003 financial performance are on a pre-exceptional basis (unless otherwise stated).

Operational Highlights:

- Added 1,600 MW (net) of new capacity (in operation and under construction) to portfolio

- Acquired 20% ownership of Umm Al Nar power and water desalination plant in Abu Dhabi

-    De-mothballed 250 MW unit at Deeside, UK in Q4 2003

-    Awarded contract by Saudi Aramco for four cogeneration plants in Saudi
     Arabia

-    Completed 687km SEA Gas pipeline in Australia

- Secured first wind farm project in Australia (46 MW) with 10 year Power Purchase Agreement

North America

Weak wholesale prices impacted our financial performance in North America during 2003. Gross turnover in North America increased to GBP414 million from GBP315 million in 2002, as all plants were operational during 2003. However, 2003 profit before interest and tax decreased to GBP2 million from GBP99 million in 2002, due to a combination of low spark spreads and declining compensation payments from Alstom.

In light of recent trading conditions and future price forecasts in the ERCOT (Texas) and NEPOOL (New England) markets, we reviewed the balance sheet book values of the US merchant plants (Hays, Midlothian, Blackstone, Bellingham and Milford). This review resulted in an impairment of these assets by an aggregate amount of GBP404 million. The revised net book value of these assets totals GBP600 million.

Given uncertainty on the ability of these merchant assets to meet all future costs including interest payments, our US subsidiary, ANP Funding 1, has proactively approached its US bank group to renegotiate the terms of its non-recourse project finance in order to provide an appropriate long term financing structure. Discussions with the bank group will examine a wide range of options. As we are in discussion with the US bank group regarding certain claimed technical events of default, this non-recourse debt is disclosed as current debt in our accounts.

Due to uneconomic prices we mothballed our modern 1,100 MW combined cycle gas turbine (CCGT) Hays power station in Texas in January 2004 for an indefinite period.

Europe

All our European assets delivered a strong operational performance last year. Turnover increased by 8% to GBP474 million, principally supported by the performance of the contracted assets in this region. Our long-term contracted assets in Portugal and Turkey delivered excellent financial performance, and coupled with a record profit performance from EOP in the Czech Republic, offset the weak market conditions in the UK and helped the region generate profit before interest and tax of GBP103 million (2002: GBP100 million).

Overall profitability in the UK was lower than last year due to the termination of the tolling agreement at Rugeley (with TXU Europe) in November 2002 and weak wholesale prices during much of 2003. Following the termination of the tolling contract, the existing GBP160 million non-recourse debt facility for Rugeley was renegotiated and a new GBP90 million debt facility with an extended debt maturity through to 2008 was signed in September 2003. We continue to discuss appropriate compensation with TXU Europe's administrators, but at present we are unable to forecast the timing of a resolution.

In the UK, in order to provide additional support for our contracted capacity during the winter period, we returned the 250 MW mothballed unit at the Deeside plant to service in October 2003.

Although UK wholesale prices showed some improvement in the second half of 2003, significant increases in gas and coal prices quickly eroded this benefit. Despite these tough market conditions, we see potential opportunities to add value by consolidating our position in the UK and we will continue to review market developments carefully.

In January 2004, the UK government announced draft carbon dioxide emission allocations and commenced industry consultation to finalise the position by the end of September this year. The draft allocations for Rugeley and Deeside were broadly in line with our expectations. Carbon dioxide allocations are an important factor in deciding whether the fitting of Flue Gas Desulphurisation
(FGD) at Rugeley is economic. This decision will be made in June 2004 when we decide on our plans for Rugeley under the Large Combustion Plant Directive
(LCPD).

EOP and Pego are well placed to meet their requirements under the LCPD. FGD is already fitted at EOP and plans are underway to build FGD at Pego during 2006.

The Portuguese government has commenced discussions with incumbent generators to make changes to existing long-term Power Purchase Agreements (PPA). These discussions are targeted to enable the Portuguese market to integrate with the new liberalised Iberian wholesale power market that is due to commence operation in 2006. These discussions are at an early stage and are likely to continue into the second half of 2004. We believe that the government intends to preserve the value in these contracts and therefore we expect to be kept economically whole through this process.

In February 2004, we disposed of our stake in Elcogas, Spain. This investment had been fully provided against, and the release of a guarantee will result in an exceptional gain in Q1 2004.

Middle East

We have made one change to our segmental reporting, namely that Pakistan is now reported within the Rest of the World, rather than as previously, the Middle East. This aligns our reporting with our new management structure.

Turnover rose to GBP33 million (2002: GBPnil) and operating profit increased to GBP23 million (2002: GBP9 million) as a result of the acquisition of Umm Al Nar and the commencement of operations at Al Kamil.

In April, together with our partners TEPCO and Mitsui, we acquired a 20% interest in Umm Al Nar, a large power and water desalination plant. The acquisition is backed by a 23-year Power and Water Purchase Agreement (PWPA) with the Abu Dhabi Water and Electricity Company. In July, a US$1.77 billion non-recourse funding package was secured to fund the acquisition and the associated plant expansion project. Since acquisition, the plant has delivered robust financial and operational performance.

In December, together with our partner Saudi Oger, we signed an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia. These facilities will have a total capacity of 1,075 MW and be capable of producing 4.5 million lbs/hr of steam. They are expected to commence operation on a phased basis between March and December 2006. On completion the plants will supply power and steam to Saudi Aramco under 20-year Energy Conversion Agreements. International Power owns 60% of the project company, with Saudi Oger holding the remaining 40%.

In February, the financing for the Saudi Aramco cogeneration projects was completed. The financing comprises a non-recourse US$510 million facility that has a 17 year term. International Power's total equity commitment to the projects amounts to US$78 million.

The construction of the Shuweihat S1 power and water plant in Abu Dhabi is progressing and the plant is expected to commence operation in the fourth quarter of 2004. The first two of five gas turbines and the first of six multi-stage flash desalination units have been successfully commissioned.

Australia

Reflecting the strength of our contracted position in Australia, turnover at GBP224 million (2002: GBP226 million), and operating profit at GBP101 million (2002: GBP101 million) were both flat when compared to 2002, despite relatively lower market prices in 2003. We continue to retain a strong forward contracted position through 2004.

Work is underway to further develop the open cast coal mine at Hazelwood. This project will extend the life of the mine and will provide coal reserves to support generation at Hazelwood until the end of 2009. The Hazelwood turbine upgrade programme is progressing well and is expected to increase the plant's peak capacity from 1,610MW to 1,740 MW by 2007.

Construction of the 687km SEA Gas pipeline was completed on 1 January 2004 on schedule and on budget. The pipeline will be used to transmit gas from the Minerva gas field in Victoria by Q4 2004.

We are pleased to report that we have secured our first wind power project at Canunda in South Australia. Construction of this 46MW plant is expected to start in Q2 of this year, with a view to commencing commercial operation in spring 2005. Power from this plant will be sold under a 10 year long-term contract to AGL, Australia's largest energy retailer. With the addition of Canunda, our Australian portfolio is now well balanced with good fuel diversity, ranging from fossil fired (brown coal and efficient gas fired) through to wind power.

Rest of the World

Our plants in the Rest of the World have delivered steady performance over the past year, with turnover of GBP128 million (2002: GBP148 million) and profit before interest and tax at GBP84 million (2002: GBP108 million).

Both of our investments in Pakistan (HUBCO and KAPCO) continue to perform well. We have sold a 5% shareholding in HUBCO in line with our policy of selectively monetising investments at the appropriate time, generating cash of GBP21 million. Our equity interest in HUBCO now totals 20.7%. We have booked exceptional gains of GBP52 million, reflecting the profit on this sale and the reversal of a previous impairment provision.

Malakoff made two acquisitions in Malaysia in 2003. It acquired 100% of Prai Power, a 350 MW CCGT plant, and 90% of the equity interest in Tanjung Bin, a 2,100 MW coal-fired plant. Both acquisitions are backed by long-term PPAs with Tenaga Nasional Berhad, Malaysia's leading utility.

Our 110 MW plant in Thailand sells the majority of its power under a long-term contract to the Electricity Generating Authority of Thailand with the remainder of its output being sold to local industrial customers. In 2003, the plant benefited from increased retail sales to its industrial customers due to the acceleration of economic growth in Thailand, which looks set to continue.

In 2003 we concluded our divestments in China, realising an exceptional gain of GBP3 million.

Capital Structure

In August, we issued a new US$252 million convertible bond at an interest rate of 3.75% with a minimum seven year term, to partially refinance the existing US$357 million convertible bond. The US$357 million convertible bond had a put date in November 2003, when US$254 million was put, leaving a balance of US$103 million remaining for a further two year period at an effective interest rate of 4.6%.

In October, we signed a new three-year unsecured US$450 million Corporate Revolver to replace the previous US$540 million facility, which was due to expire in October 2004.

Net Interest

Net interest payable for the year ended 31 December 2003 was GBP111 million. Corporate and subsidiary operations accounted for interest payable of GBP79 million, comprising gross interest of GBP123 million on bonds, bank loans and overdrafts offset by GBP23 million interest receivable and foreign exchange gains of GBP19 million, and by capitalised interest of GBP2 million. Associated companies and joint ventures incurred net interest payable of GBP32 million. Consolidated interest cover was 2.6 times (excluding exceptional items).

Additionally during 2003, the Group recorded an exceptional interest charge of GBP16 million in relation to the write off of unamortised facility costs in the US and the UK.

Tax

The tax charge for the year amounted to GBP54 million (pre-exceptional items) compared with GBP77 million in the previous year. This charge represents an effective tax rate of 31%, compared to 30% in the prior year. The exceptional tax credit of GBP26 million principally relates to a net write back of deferred tax following the impairment of the US plants.

Cash Flow

                                                                   Year ended        Year ended
                                                                  31 December       31 December
                                                                         2003              2002
                                                                         GBPm              GBPm

Operating (loss) / profit                                               (279)              105

Impairment of plant - exceptional                                        404               103
                                                                       -----             -----
                                                                         125               208

Depreciation and amortisation                                            109               112

Dividends from JVs, associates and investments                           101               115

Movement in working capital and provisions                               (50)              (44)
                                                                       -----             -----
Operating cash flow                                                      285               391

Capital expenditure - maintenance                                        (64)              (48)

Interest and tax                                                         (96)             (108)

Exceptional items:

KAPCO dividend                                                             -                42

Refinancing charges                                                       (4)              (25)
                                                                       -----             -----
Free cash flow                                                           121               252

Capital expenditure - growth                                             (57)              (98)

Capital expenditure - other financial investment                          (9)                -

Compensation for long-term performance shortfalls                         56                 -

Acquisitions and disposals (2003 - exceptional)                           35              (144)

Share buyback                                                            (13)                -

Foreign exchange and other movements                                     (13)               75

                                                                       -----             -----

Decrease in net debt                                                     120                85

Opening net debt                                                        (812)             (897)
                                                                       -----             -----
Closing net debt                                                        (692)             (812)
                                                                       =====             =====


Operating cash flow in 2003 decreased by 27% to GBP285 million as compared to GBP391 million in 2002. This is primarily a result of lower operating profit performance in the US and the UK.

Capital expenditure to increase our operating capacity amounted to GBP57 million (2002: GBP98 million), reflecting spend on the build of our US and Al Kamil plants.

Disposals at GBP35 million principally represent proceeds from the sale of a 5% shareholding in HUBCO and from the sale of our investment in VCE (Czech Republic).

Balance Sheet
                                                                      31 December       31 December
                                                                             2003              2002
                                                                             GBPm              GBPm

Fixed assets

Intangibles and tangibles                                                  2,049             2,474

Investments                                                                  538               507
                                                                           -----             -----
Total fixed assets                                                         2,587             2,981

Net current liabilities (excluding short-term debt)                          (90)             (138)

Provisions and creditors due after more than one year                       (243)             (262)

Net debt                                                                    (692)             (812)

                                                                           -----             -----

Net assets                                                                 1,562             1,769
                                                                           -----             -----

Gearing                                                                      44%               46%

Debt capitalisation                                                          31%               31%
                                                                           =====             =====


Net assets as at 31 December 2003 have decreased by GBP207 million to GBP1,562 million, compared to GBP1,769 million at the end of 2002. This reflects the impairment of the US assets offset by the underlying profitability of the Group.

Net debt at 31 December 2003 reduced by GBP120 million to GBP692 million (from GBP812 million in 2002), reflecting our positive cash flow in the year.

Outlook

Our clear immediate priority is the successful restructuring of the US business and we are focussed on finding a solution that provides value for our shareholders. Alongside our drive to deliver value from our existing asset base, we continue to review a range of growth opportunities in our core markets.

Our earnings per share guidance for 2004 remains 7p to 9p.

For further information please contact:

Investor Contact:                              Media contact:
Aarti Singhal                                  Morgan Bone, Finsbury Ltd.
+44 (0)207-320-8681                            +44 (0)207-251-3801


About International Power:

International Power plc is a global independent power generation company with interests in over 25 operational power stations that have a combined generation capacity of 16,840 MW (gross). Among the countries where it has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange. The ticker symbol on both stock exchanges is "IPR".


International Power plc
Consolidated Profit and Loss Account
For the year ended 31 December 2003

                                    Year ended 31 December               Year ended 31 December

                             Excluding  Exceptional    Including    Excluding  Exceptional    Including
                           exceptional        items  exceptional  exceptional        items  exceptional
                                 items                     items        items                     items
                                  2003         2003         2003         2002         2002         2002
                    Note         GBPm          GBPm         GBPm         GBPm         GBPm         GBPm

Turnover: Group and   2         1,273            -        1,273       1,129             -       1,129
share of joint
ventures and
associates

Less: share of                   (136)           -         (136)       (122)            -        (122)
joint ventures'
turnover

Less: share of                   (285)           -         (285)       (290)            -        (290)
associates'
turnover
                                -----        -----        -----       -----         -----       -----

Group turnover                    852            -          852         717             -         717

Net operating costs   3          (727)        (404)      (1,131)       (509)         (103)       (612)
                                -----        -----        -----       -----         -----       -----
Operating profit/                 125         (404)        (279)        208          (103)        105
(loss)

Share of operating
profit of:

Joint ventures                     32            -           32          26             -          26

Associates            3            95           35          130         123             -         123

Income from fixed     3            33            -           33          31            42          73
asset investments
                                -----        -----        -----       -----         -----       -----
Operating profit/                 285         (369)         (84)        388           (61)        327
(loss) and
investment income

Non-operating         3             -           27           27                         -           -
exceptional items                                                         -
                                -----        -----        -----       -----         -----       -----
Profit/(loss) on      2           285         (342)         (57)        388           (61)        327
ordinary activities
before interest and
taxation

Net interest
payable and similar
charges
                                -----        -----        -----       -----         -----       -----
Group                 3           (79)         (16)         (95)        (97)            -         (97)

Joint ventures and                (32)           -          (32)        (35)            -         (35)
associates
                                -----        -----        -----       -----         -----       -----
                                 (111)         (16)        (127)       (132)            -        (132)
                                -----        -----        -----       -----         -----       -----

Profit/(loss) on                  174         (358)        (184)        256           (61)        195
ordinary activities
before taxation

Taxation (charge)/                (54)          26          (28)        (77)            1         (76)
credit
                                -----        -----        -----       -----         -----       -----
Profit/(loss) on                  120         (332)        (212)        179           (60)        119
ordinary activities
after taxation

Minority interests                 (7)           -           (7)         (6)            -          (6)
- equity
                                -----        -----        -----       -----         -----       -----
Profit/(loss) for                 113         (332)        (219)        173           (60)        113
the financial year
                                =====        =====        =====       =====         =====       =====

Earnings/(loss) per
share

Basic                           10.2p       (29.9)p      (19.7)p     15.5p          (5.4)p      10.1p
                                =====        =====        =====       =====         =====       =====
Diluted                         10.1p       (29.9)p      (19.7)p     15.5p          (5.4)p      10.1p
                                =====        =====        =====       =====         =====       =====


Consolidated Balance Sheet
As at 31 December 2003
                                                               31 December                31 December
                                                                      2003                       2002
                                          Note                        GBPm                       GBPm
Fixed assets

Intangible assets                                                       1                          1

Tangible assets                                                     2,048                      2,473

Investments                                                           538                        507
                                                                    -----                      -----
Total fixed assets                                                  2,587                      2,981

                                                                    -----                      -----

Current assets

Stocks                                                                 65                         55

Debtors                                                               160                        134

Investments                                                            70                         43

Cash at bank and in hand                                              673                        799
                                                                    -----                      -----
Total current assets                                                  968                      1,031

Creditors: amounts falling due within one
year
                                                                    -----                      -----
Secured loans without recourse              4                        (531)                      (810)

Other current liabilities                                            (315)                      (595)
                                                                    -----                      -----
Creditors: amounts falling due within one                            (846)                    (1,405)
year
                                                                    -----                      -----
Net current assets/(liabilities)                                      122                       (374)

                                                                    -----                      -----

Total assets less current liabilities                               2,709                      2,607


Creditors: amounts falling due after more                            (909)                      (583)
than one year
(including convertible debt)

Provisions for liabilities and charges                               (238)                      (255)
                                                                    -----                      -----
Net assets employed                                                 1,562                      1,769
                                                                    =====                      =====

Capital and reserves

Shareholders' funds - equity                                        1,523                      1,740

Minority interests - equity                                            39                         29
                                                                    -----                      -----
Total equity                                                        1,562                      1,769
                                                                    =====                      =====
                                                                    -----                      -----

Net debt                                                             (692)                      (812)

Gearing                                                             44.3%                      45.9%

Debt capitalisation                                                 30.7%                      31.5%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


Consolidated Cash Flow Statement
For the year ended 31 December 2003
                                                                    Year ended            Year ended
                                                                   31 December           31 December
                                                                          2003                  2002
                                                 Note                     GBPm                 GBPm

Net cash inflow from operating activities          5                      184                   276

Dividends received from joint ventures and                                 68                    84
associates

Dividends received from fixed asset                                        33                    31
investments
Ordinary
                                                                        -----                 -----
Cash flow from ordinary operating activities                              285                   391

Dividends received from fixed asset                                         -                    42
investments

Exceptional
                                                                        -----                 -----
Returns on investments and servicing of
finance

Ordinary                                                                  (84)                  (88)

Exceptional                                                                (4)                  (25)
                                                                        -----                 -----
                                                                          (88)                 (113)

Taxation                                                                  (14)                  (20)
                                                                        -----                 -----

Capital expenditure and financial investment

Purchase of tangible fixed assets                                        (121)                 (144)

Compensation for long-term contractual                                     56                     -
performance shortfalls

Other financial investments - ordinary                                     (9)                  (15)

Other financial investments - exceptional                                  11                     -
                                                                        -----                 -----
                                                                          (63)                 (159)
                                                                        -----                 -----
Acquisitions and disposals

Ordinary                                                                    -                  (144)

Exceptional                                                                24                     -
                                                                        -----                 -----
                                                                           24                  (144)
                                                                        -----                 -----
Net cash inflow/(outflow) before management of                            144                    (3)
liquid resources and financing activities


Management of liquid resources                                            (20)                   -
                                                                        -----                 -----
Financing activities

Share buyback                                                             (13)                   -

Debt financing                                                           (247)                  210
                                                                        -----                 -----
                                                                         (260)                  210
                                                                        -----                 -----
(Decrease)/increase in cash in the year                                  (136)                  207

                                                                        =====                 =====



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt

For the year ended 31 December 2003
                                                                         GBPm                  GBPm

(Decrease)/increase in cash in the year                                  (136)                  207

Cash outflow/(inflow) from decrease/(increase) in debt                    247                  (210)
financing

Cash outflow from increase in liquid resources                             20                     -

                                                                        -----                 -----

Change in net debt resulting from cash flows                              131                    (3)

Foreign exchange movement                                                  11                    98

Other non-cash movements                                                  (22)                  (10)
                                                                        -----                 -----
Movement in net debt in the year                                          120                    85

Net debt at the start of the year                                        (812)                 (897)
                                                                        -----                 -----
Net debt at the end of the year                                          (692)                 (812)
                                                                        =====                 =====


Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003
                                                                    Year ended            Year ended
                                                                   31 December           31 December
                                                                          2003                  2002
                                                                          GBPm                  GBPm

(Loss)/profit for the financial year                                     (219)                  113

Exchange differences on the retranslation of net                           15                   (42)
investments and borrowings (net of GBP7 million tax; 2002:
GBP10 million)

Share of recognised loss of associated undertaking                          -                    (1)

                                                                        -----                 -----
Total recognised gains and losses for the year                           (204)                   70
                                                                        =====                 =====


Consolidated Reconciliation of Movements in Shareholders' Funds - Equity

For the year ended 31 December 2003
                                                                    Year ended            Year ended
                                                                   31 December           31 December
                                                                          2003                  2002
                                                                          GBPm                  GBPm

(Loss)/profit for the financial year                                     (219)                  113

Other recognised gains and losses relating to the period                   15                   (43)
(net)

Share buyback                                                             (13)                    -
                                                                        -----                 -----
Net (reduction from)/addition to shareholders' funds                     (217)                   70

Opening shareholders' funds                                             1,740                 1,670
                                                                        -----                 -----
Closing shareholders' funds                                             1,523                 1,740
                                                                        =====                 =====

Notes to the Accounts

For the year ended 31 December 2003

1.               Basis of preparation

The accounts for the year ended 31 December 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

2.               Geographical segmental analysis

Following the appointment of Philip Cox as CEO, a reassessment of reporting responsibilities within the regional management teams was carried out. This resulted in the regional director of the Rest of the World taking responsibility for our Pakistan assets. The table below presents our results under our new segmentation. Appendix I details the composition of the current and previous segmentation. To assist with historic comparisons we have also presented our results under our previous segmentation.

Current segmentation
                                                                          Year ended       Year ended
                                                                         31 December      31 December
                                                                                2003             2002
                                                                                GBPm             GBPm
Group turnover

North America                                                                   414              315

Europe                                                                          474              440

Middle East                                                                      33                -

Australia                                                                       224              226

Rest of the World                                                               128              148
                                                                              -----            -----
                                                                              1,273            1,129

Less: turnover of joint ventures                                               (136)            (122)

Less: turnover of associates                                                   (285)            (290)
                                                                              -----            -----
                                                                                852              717
                                                                              =====            =====

Profit before interest and taxation (excluding exceptional items)

North America                                                                     2               99

Europe                                                                          103              100

Middle East                                                                      23                9

Australia                                                                       101              101

Rest of the World                                                                84              108
                                                                              -----            -----
                                                                                313              417

Corporate costs                                                                 (28)             (29)
                                                                              -----            -----
                                                                                285              388
                                                                              =====            =====

Notes

1. North America profit before interest and taxation includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to GBP27 million (year ended 31 December 2002: GBP102 million).

2. During the year ended 31 December 2003, the Group also recorded GBP94 million (US$169 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3.   The profit before  interest and taxation after  exceptional  items are for:
     North America loss of GBP402 million, Europe profit of GBP110 million and Rest of World profit GBP139 million (2002: Europe loss of GBP3 million; Rest of World profit of GBP150 million).

4. At 31 December 2002, the assets currently reported within our Europe and Middle East regions were reported as one combined segment Europe and Middle East.


Previous segmentation
                                                                        Year ended       Year ended
                                                                       31 December      31 December
                                                                              2003             2002
                                                                              GBPm             GBPm
Group turnover

North America                                                                 414              315

Europe                                                                        474              440

Middle East                                                                    78               63

Australia                                                                     224              226

Rest of the World                                                              83               85
                                                                            -----            -----
                                                                            1,273            1,129

Less: turnover of joint ventures                                             (136)            (122)

Less: turnover of associates                                                 (285)            (290)
                                                                            -----            -----
                                                                              852              717
                                                                            =====            =====

Profit before interest and taxation (excluding exceptional items)

North America                                                                   2               99

Europe                                                                        103              100

Middle East                                                                    75               86

Australia                                                                     101              101

Rest of the World                                                              32               31
                                                                            -----            -----
                                                                              313              417

Corporate costs                                                               (28)             (29)
                                                                            -----            -----
                                                                              285              388
                                                                            =====            =====


Notes

1. North America profit before interest and taxation includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to GBP27 million (year ended 31 December 2002: GBP102 million).

2. During the year ended 31 December 2003, the Group also recorded GBP94 million (US$169 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3.   The profit before  interest and taxation after  exceptional  items are for:
     North America loss of GBP402 million, Europe profit of GBP110 million, Middle East of GBP127 million and Rest of World profit GBP35 million (2002:
     Europe loss of GBP3 million; Middle East profit of GBP73 million).

4. At 31 December 2002, the assets currently reported within our Europe and Middle East regions were reported as one combined segment Europe and Middle East.




3.        Exceptional items
                                                                    Year ended         Year ended
                                                                   31 December        31 December
                                                                          2003               2002
                                                                          GBPm               GBPm
Net operating exceptional items (charged)/credited

Impairment of US plant                                                   (404)                 -

Reversal of HUBCO impairment                                               35                  -

Deeside impairment                                                          -                (45)

Rugeley impairment                                                          -                (58)
                                                                        -----              -----
Net operating exceptional items                                          (369)              (103)
                                                                        =====              =====

Exceptional income from investments

Backlog dividend received from Kapco                                         -                42
                                                                         =====             =====
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                                17                  -

Profit on disposal of other fixed asset investment                          7                  -

Release of provision raised for sale of Chinese operations                  3                  -
                                                                        -----              -----
Non-operating exceptional items                                            27                  -
                                                                        =====              =====

Exceptional interest payable and similar charges

Write off of unamortised financing charges                                (16)                 -
                                                                        =====              =====

Total exceptional items before attributable taxation                     (358)               (61)

Taxation on exceptional items                                              26                  1
                                                                        -----              -----
Total exceptional items after attributable taxation                      (332)               (60)
                                                                        =====              =====

4.        Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2002, we were in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. As these issues were not formally resolved and documented at 31 December 2002, the debt at Rugeley and ANP was reported as current non-recourse debt in our accounts.

On 29 August 2003, we reached formal agreement with our Rugeley financing bank group resolving these issues and therefore this debt was redesignated to its contractual maturity in our third quarter.

In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore this debt was redesignated to its original maturity as at 30 June 2003. However, in the fourth quarter our US banks claimed further technical defaults on this financing, therefore as these issues were not formally resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

5. Reconciliation of operating profit to net cash inflow from operating activities

                                                                         Year ended            Year ended
                                                                        31 December           31 December
                                                                               2003                  2002
                                                                               GBPm                 GBPm

Operating (loss)/profit                                                       (279)                  105

Impairment charge                                                              404                   103
                                                                             -----                 -----
                                                                               125                   208

Depreciation and amortisation                                                  109                   112

Movement in working capital                                                    (43)                  (47)

Movement in provisions                                                          (7)                    3
                                                                             -----                 -----
Net cash inflow from operating activities                                      184                   276
                                                                             =====                 =====


6.        Statutory accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2003 and the year ended 31 December 2002, but is derived from those accounts. Statutory accounts for the year ended 31 December 2002 have been delivered to the registrar of companies. Those for the year ended 31 December 2003 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

7.        Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2002 and the preliminary statement for the year ended 31 December 2003 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2003 will be sent to shareholders shortly and will be available from the Company's website.


Consolidated Profit and Loss Account
For the quarter ended 31 December 2003

                                         Quarter to 31 December         Quarter to 31 December

                              Excluding  Exceptional     Including     Excluding  Exceptional     Including
                            exceptional        items   exceptional   exceptional        items   exceptional
                                  items                      items         items                      items
                                   2003         2003          2003          2002         2002          2002
                    Note           GBPm         GBPm         GBPm           GBPm         GBPm          GBPm

Turnover: Group and   2            294            -           294           280            -           280
share of joint
ventures and
associates

Less: share of                     (38)           -           (38)          (37)           -           (37)
joint ventures'
turnover

Less: share of                     (70)           -           (70)          (62)           -           (62)
associates'
turnover
                                 -----        -----         -----         -----        -----         -----
Group turnover                     186            -           186           181            -           181


Net operating costs   3           (153)        (404)         (557)         (153)         (58)         (211)
                                 -----        -----         -----         -----        -----         -----

Operating profit/                   33         (404)         (371)           28          (58)          (30)
(loss)

Share of operating
profit of:

Joint ventures                      13           -             13             9            -             9

Associates            3             23           35            58            30            -            30

Income from fixed     3              7            -             7             9           11            20
asset investments
                                 -----         ----         -----         -----        -----         -----
Operating profit/                   76         (369)         (293)           76          (47)           29
(loss) and
investment income

Non-operating         3              -           12            12             -            -             -
exceptional items
                                 -----        -----         -----         -----        -----         -----
Profit/(loss) on      2             76         (357)         (281)           76          (47)           29
ordinary activities
before interest and
taxation

Net interest
payable and similar
charges
                                 -----        -----         -----         -----        -----         -----
Group                 3            (20)         (16)          (36)          (21)           -           (21)

Joint ventures and                  (8)           -            (8)           (9)           -            (9)
associates
                                 -----        -----         -----         -----        -----         -----
                                   (28)         (16)          (44)          (30)           -           (30)
                                 -----        -----         -----         -----        -----         -----
Profit/(loss) on                    48         (373)         (325)           46          (47)           (1)
ordinary activities
before taxation

Taxation (charge)/                 (14)          28            14           (14)          (3)          (17)
credit
                                 -----        -----         -----         -----        -----         -----
Profit/(loss) on                    34         (345)         (311)           32          (50)          (18)
ordinary activities
after taxation

Minority interests                  (1)           -            (1)           (2)           -            (2)
- equity
                                 -----        -----         -----         -----        -----         -----
Profit/(loss) for                   33         (345)         (312)           30          (50)          (20)
the financial
period
                                 =====        =====         =====         =====        =====         =====

Earnings/(loss) per
share

Basic                             3.0p       (31.2)p       (28.2)p         2.7p        (4.5)p        (1.8)p
                                 =====        =====         =====         =====        =====         =====
Diluted                           3.0p       (31.2)p       (28.2)p         2.7p        (4.5)p        (1.8)p
                                 =====        =====         =====         =====        =====         =====



Consolidated Balance Sheet

As at 31 December 2003
                                                                    31 December              31 December
                                                                           2003                     2002
                                                  Note                     GBPm                     GBPm
Fixed assets

Intangible assets                                                            1                       1

Tangible assets                                                          2,048                   2,473

Investments                                                                538                     507
                                                                         -----                   -----
Total fixed assets                                                       2,587                   2,981
                                                                         -----                   -----

Current assets

Stocks                                                                      65                      55

Debtors                                                                    160                     134

Investments                                                                 70                      43

Cash at bank and in hand                                                   673                     799
                                                                         -----                   -----
Total current assets                                                       968                   1,031


Creditors: amounts falling due within one year
                                                                         -----                   -----
Secured loans without recourse                     4                      (531)                   (810)

Other liabilities                                                         (315)                   (595)
                                                                         -----                   -----
Creditors: amounts falling due within one year                            (846)                 (1,405)
                                                                         -----                   -----
Net current assets/(liabilities)                                           122                    (374)

                                                                         -----                   -----

Total assets less current liabilities                                    2,709                   2,607

Creditors: amounts falling due after more than                            (909)                   (583)
one year (including convertible debt)

Provisions for liabilities and charges                                    (238)                   (255)
                                                                         -----                   -----
Net assets employed                                                      1,562                   1,769

                                                                         =====                   =====
Capital and reserves

Shareholders' funds - equity                                             1,523                   1,740

Minority interests - equity                                                 39                      29
                                                                         -----                   -----
Total equity                                                             1,562                   1,769

                                                                         =====                   =====
                                                                         -----                   -----

Net debt                                                                  (692)                   (812)

Gearing                                                                   44.3%                  45.9%

Debt capitalisation                                                       30.7%                  31.5%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


Consolidated Cash Flow Statement

For the quarter ended 31 December 2003
                                                                         Quarter to           Quarter to
                                                                        31 December          31 December
                                                                               2003                 2002
                                                                               GBPm                 GBPm

Net cash inflow from operating activities                                       41                   52

Dividends received from joint ventures and associates                           24                   13

Dividends received from fixed asset investments - ordinary                       7                    9
                                                                             -----                -----
Cash flow from ordinary operating activities                                    72                   74

Dividends received from fixed asset investments - exceptional                    -                   11
                                                                             -----                -----
Returns on investments and servicing of finance

Ordinary                                                                       (21)                 (19)

Exceptional                                                                     (4)                   -
                                                                             -----                -----
                                                                               (25)                 (19)

Taxation                                                                        (1)                  (4)
                                                                             -----                -----

Capital expenditure and financial investment

Purchase of tangible fixed assets                                              (33)                 (46)

Compensation for long-term contractual performance shortfalls                   56                    -

Other financial investments - ordinary                                          (3)                   -

Other financial investments - exceptional                                       11                    -
                                                                             -----                -----
                                                                                31                  (46)

Acquisitions and disposals                                                   -----                -----

Ordinary                                                                         -                   (4)

Exceptional                                                                      3                    -
                                                                             -----                -----
                                                                                 3                   (4)
                                                                             -----                -----
Net cash inflow before management of liquid resources and                       80                   12
financing activities

Management of liquid resources                                                  (7)                  22
                                                                             -----                -----
Financing activities

Share buy back                                                                  (7)                   -

Debt financing                                                                (281)                 (14)
                                                                             -----                -----
                                                                              (288)                 (14)
                                                                             -----                -----
(Decrease)/increase in cash in period                                         (215)                  20
                                                                             =====                =====



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt

For the quarter ended 31 December 2003
                                                                               GBPm                 GBPm

(Decrease)/increase in cash in period                                         (215)                  20

Cash outflow from decrease in debt financing                                   281                   14

Cash outflow/(inflow) from increase/(decrease) in liquid                         7                  (22)
resources
                                                                             -----                -----

Change in net debt resulting from cash flows                                    73                   12

Foreign exchange movement                                                       42                   14

Other non-cash movements                                                       (16)                  (8)
                                                                             -----                -----
Movement in net debt in the period                                              99                   18

Net debt at the start of the period                                           (791)                (830)
                                                                             -----                -----
Net debt at the end of the period                                             (692)                (812)
                                                                             =====                =====



Consolidated Statement of Total Recognised Gains and Losses

For the quarter ended 31 December 2003
                                                                         Quarter to          Quarter to
                                                                        31 December         31 December
                                                                               2003                2002
                                                                               GBPm                GBPm

Loss for the financial period                                                 (312)                (20)

Exchange differences on the retranslation of net investments                   (23)                  1
and borrowings (net of tax)

Share of recognised loss of associated undertaking                               -                  (1)
                                                                             -----               -----
Total recognised gains and losses for the period                              (335)                (20)
                                                                             =====               =====


Consolidated Reconciliation of Movements in Shareholders' Funds - Equity

For the quarter ended 31 December 2003
                                                                         Quarter to          Quarter to
                                                                       31 December         31 December
                                                                               2003                2002
                                                                               GBPm                GBPm

Loss for the financial period                                                 (312)                (20)

Other recognised gains and losses relating to the period (net)                 (23)                  -

Share buyback                                                                   (7)                  -
                                                                             -----               -----
Net reduction in shareholders' funds                                          (342)                (20)

Opening shareholders' funds                                                  1,865               1,760
                                                                             -----               -----
Closing shareholders' funds                                                  1,523               1,740
                                                                             =====               =====



Notes to the Accounts

For the quarter ended 31 December 2003

1.               Basis of preparation

The accounts for the three months ended 31 December 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial information for the year ended 31 December 2002 is derived from the statutory accounts for that period, which have been delivered to the registrar of companies. The auditors have reported on the accounts for the year ended 31 December 2002, their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The financial information included for the three months ended 31 December 2003 and 2002 is unaudited.

2.               Geographical segmental analysis

Following the appointment of Philip Cox as CEO, a reassessment of reporting responsibilities within the regional management teams was carried out. This resulted in the regional director of the Rest of the World taking responsibility for our Pakistan assets. The table below presents our results under our new segmentation. Appendix I details the composition of the current and previous segmentation. To assist with historic comparisons we have also presented our results under our previous segmentation.

Current segmentation
                                                                          Quarter to      Quarter to
                                                                         31 December     31 December
                                                                                2003            2002
                                                                                GBPm            GBPm
Group turnover

North America                                                                    46             79

Europe                                                                          156            117

Middle East                                                                      10              -

Australia                                                                        55             53

Rest of the World                                                                27             31
                                                                              -----          -----
                                                                                294            280

Less: turnover of joint ventures                                                (38)           (37)

Less: turnover of associates                                                    (70)            (62)
                                                                              -----           -----
                                                                                186             181

                                                                              =====           =====

Profit/ (loss) before interest and taxation (excluding exceptional items)

North America                                                                   (11)             11

Europe                                                                           53              20

Middle East                                                                       3               1

Australia                                                                        23              25

Rest of the World                                                                17              29
                                                                              -----           -----
                                                                                 85              86

Corporate costs                                                                  (9)            (10)
                                                                              -----           -----
                                                                                 76              76
                                                                              =====           =====


Notes

1. North America profit before interest and taxation includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to GBP5 million (quarter ended 31 December 2002: GBP24 million).


2.   Geographical segmental analysis (continued)



Previous segmentation
                                                                         Quarter to      Quarter to
                                                                        31 December     31 December
                                                                               2003            2002
                                                                               GBPm            GBPm
Group turnover

North America                                                                   46              79

Europe                                                                         156             117

Middle East                                                                     17              12

Australia                                                                       55              53

Rest of the World                                                               20              19
                                                                             -----           -----
                                                                               294             280


Less: turnover of joint ventures                                               (38)            (37)

Less: turnover of associates                                                   (70)            (62)
                                                                             -----           -----
                                                                               186             181

                                                                             =====           =====

Profit/ (loss) before interest and taxation (excluding exceptional items)

North America                                                                  (11)             11

Europe                                                                          53              20

Middle East                                                                     13              23

Australia                                                                       23              25

Rest of the World                                                                7               7
                                                                             -----           -----
                                                                                85              86

Corporate costs                                                                 (9)            (10)
                                                                             -----           -----
                                                                                76              76
                                                                             =====           =====


Notes

1. North America profit before interest and taxation includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to GBP5 million (quarter ended 31 December 2002: GBP24 million).



3.    Exceptional items

                                                                       Quarter to         Quarter to
                                                                      31 December        31 December
                                                                             2003               2002
                                                                             GBPm               GBPm
Net operating exceptional items (charged)/credited

Impairment of US plant                                                      (404)                 -

Reversal of HUBCO impairment                                                  35                  -

Rugeley impairment                                                             -                (58)
                                                                           -----              -----
Net operating exceptional items                                             (369)               (58)

                                                                           =====              =====

Exceptional income from investments

Backlog dividend received from Kapco                                           -                 11
                                                                           =====              =====
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                                    9                  -

Release of provision raised for the sale of Chinese                            3                  -
operations
                                                                           -----              -----
Non-operating exceptional items                                               12                  -

                                                                           =====              =====

Exceptional interest payable and similar charges

Write off of unamortised financing charges                                   (16)                 -
                                                                           =====              =====

Total exceptional items before attributable taxation                        (373)               (47)

Taxation on exceptional items                                                 28                 (3)
                                                                           -----              -----

Total exceptional items after attributable taxation                         (345)               (50)
                                                                           =====              =====



4.    Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2002, we were in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. As these issues were not formally resolved and documented at 31 December 2002, the debt at Rugeley and ANP was reported as current non-recourse debt in our accounts.

On 29 August 2003, we reached formal agreement with our Rugeley financing bank group resolving these issues and therefore this debt was redesignated to its contractual maturity in our third quarter.

In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore this debt was redesignated to its original maturity as at 30 June 2003. However, in the fourth quarter our US banks claimed further technical defaults on this financing, therefore as these issues were not formally resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

5.     Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2002 and the preliminary statement for the year ended 31 December 2003 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or by sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2003 will be sent to shareholders shortly and will be available from the Company's website.

Current segmentation                              Previous segmentation

Composition of segment by operating plant:        Composition of segment by
                                                  operating plant:


North America                                     North America
Hartwell, Georgia                                 Hartwell, Georgia
Oyster Creek, Texas                               Oyster Creek, Texas
Hays, Texas                                       Hays, Texas
Midlothian I and II, Texas                        Midlothian I and II, Texas
Blackstone. Massachusetts                         Blackstone. Massachusetts
Milford, Massachusetts                            Milford, Massachusetts
Bellingham, Massachusetts                         Bellingham, Massachusetts

Europe                                            Europe
EOP, the Czech Republic*                          EOP, the Czech Republic
Deeside, United Kingdom*                          Deeside, United Kingdom
Rugeley, United Kingdom*                          Rugeley, United Kingdom
Pego, Portugal*                                   Elcogas, Spain
Uni-Mar, Turkey*                                  Pego, Portugal
                                                  Uni-Mar, Turkey

Middle East                                       Middle East
Al Kamil, Oman*                                   Al Kamil, Oman
Umm Al Nar, UAE*                                  Umm Al Nar, UAE
Shuweihat S1, UAE*                                Shuweihat S1, UAE
                                                  HUBCO, Pakistan
                                                  KAPCO, Pakistan

Australia                                         Australia
Hazelwood, Victoria                               Hazelwood, Victoria
Synergen, South Australia                         Synergen, South Australia
Pelican Point, South Australia                    Pelican Point, South Australia
SEA Gas pipeline, South Australia

Rest of World                                     Rest of World
Hubco, Pakistan                                   Malakoff, Malaysia
KAPCO, Pakistan                                   Pluak Daeng, Thailand
Malakoff, Malaysia
Pluak Daeng, Thailand


* At 31 December 2002, these assets were reported in a single segment Europe and Middle East.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary